Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the shares of common stock, par value $0.0001 per share, of iFresh, Inc. shall be filed on behalf of the undersigned.

February 8, 2019

By:	/s/ Long Deng
Name:	Long Deng

By:	/s/ Lilly Deng
Name:	Lilly Deng